June 15, 2018

Siddhartha Sankaran
Executive Vice President and Chief Financial Officer
AMERICAN INTERNATIONAL GROUP INC
175 Water Street
New York, New York 10038

       Re: AMERICAN INTERNATIONAL GROUP INC
           Form 10-K for the Year Ended December 31, 2017
           Filed February 16, 2018
           File No. 001-08787

Dear Mr. Sankaran:

        We have reviewed your April 10, 2018 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
March 28,2018 letter.

Form 10-K for the Year Ended December 31, 2017

Notes to Consolidated Financial Statements
13. Insurance Liabilities
Liability for Unpaid Losses and Loss Adjustment Expenses (Loss Reserves) Loss Development Information
Supplemental Information , page 237

1. Please refer to your response to our prior comment 2. We continue to believe that ASC
      944-40-50-4B requires disclosure in a tabular format, as of the date of your latest annual balance sheet presented, undiscounted information about claims development by accident year on a net basis after risk mitigation through reinsurance. That is, the effects of risk
 Siddhartha Sankaran
AMERICAN INTERNATIONAL GROUP INC
June 15, 2018
Page 2
         mitigation are depicted by accident year for each calendar year of the table, not simply the most recent calendar year. While we appreciate that there are unique aspects to your
         Adverse Development Reinsurance Agreement and understand that your depiction of claims development on a gross basis provides useful information, we note that your current disclosure does not appear to comply with this requirement. Please propose incremental tabular disclosure that depicts as of your latest annual balance sheet date undiscounted information about your reinsurance recoverable by accident year for the number of years depicted in your existing tables. Also propose disclosure to describe the method used to allocate your reinsurance recoverable under the Adverse Development
         Reinsurance Agreement to the six lines of business to which it relates and to explain the factors that may cause these allocations to change, as disclosure within the "Reinsurance"
         factor on page 237 is vague.
       You may contact Frank Wyman at 202-551-3660 or Jim Rosenberg at 202-551-3679 if
you have questions.

FirstName LastNameSiddhartha Sankaran
Comapany NameAMERICAN INTERNATIONAL GROUP INC
                                         Division of Corporation Finance
June 15, 2018 Page 2                     Office of Healthcare & Insurance
FirstName LastName